Exhibit 99.3

PERDIGÃO S.A.

TAX PAYER REGISTRATION NUMBER (CNPJ) NOº 01.838.723/0001-27

Public Company

NOTICE OF MEETINGS

SPECIAL MEETING OF THE HOLDERS OF PREFERRED SHARES

AND ANNUAL ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

The shareholders of Perdigão S.A. (the “Company”) are hereby notified that a Special Meeting of the Holders of Preferred Shares that will be held on the 8th day of March 2006, at 11:00 a.m. and an Annual Ordinary and Extraordinary General Shareholders’ Meetings that will be held on the 8th day of March 2006, at 11:30 a.m., at the registered office of the Corporation located at Av. Escola Politécnica, No. 760, in the City of São Paulo, State of São Paulo, to consider and vote the following business:

I. At the Special Meeting of the Holders of Preferred Shares:

(i)	As required by Paragraph One of Section 136 of Law No. 6,404/76, to approve the conversion of all preferred shares of the capital stock of the Company into common shares.

II. At the Annual Ordinary and Extraordinary Shareholders’ Meetings:

(i)

To consider and vote the Management Report, Financial Statements and all other documents relating to the year ended on 12/31/05, to approve the allocation of the earnings, and to ratify the distribution of dividends and interest over company capital to the shareholders, as approved by the Board of Directors;

(ii)	To approve a proposal from the Board of Directors to convert all preferred shares of the capital stock of the Company into common shares in the proportion of one preferred share to one common share;
(iii)	To approve a proposal from the Board of Directors a split of 200% of the shares, so for each share the shareholder will receive two new shares.
(iv)

To approve a proposal from the Board of Directors for adherence by the Corporation to the New Market (Novo Mercado) regulations of the São Paulo Stock Exchange (“Bovespa”) and migration of the trading of shares of the capital stock of the Corporation to the New Market of Bovespa;

(v)	To approve a proposal from the Board of Directors for an Amendment of the Bylaws of the Corporation;
(vi)	To elect the members of the Fiscal Council/Audit Committee; and
(vii)	To approve the compensation of the Management and the Fiscal Council

General Instructions:

1.          All proxies for the Special Meeting of the Holders of Preferred Shares and Annual Ordinary and Extraordinary Shareholders’ Meeting shall be deposited with the Corporation, at its registered office, until noon on March 6, 2006;

2.          As required by Paragraph Three of Section 135 of Law No. 6,404/76, all documents relating to the business to be transacted at the foregoing shareholders’ meetings are available to the shareholders at the registered office of the Corporation and at the following websites: www.perdigao.com.br/ri/eng, www.cvm.gov.br e www.bovespa.com.br.

São Paulo February 17, 2006

EGGON JOÃO DA SILVA

Chairman of the Board of Directors